HIGH PLAINS CORPORATION 1998 ANNUAL REPORT

                             (Inside Front Cover)

Corporate Identity Inside Front Cover
(New logo displayed)

High Plains' new corporate identity marks a new era. Our business remains strongly rooted in the transference of plants into usable energy sources, yet our vision has broadened. Diversification opportunities abound through new products, technology and applications. Our dynamic identity reflects this sense of possibilities. The mark can be seen as a leaf and a drop of ethanol, together creating a burst of energy. This new vision unites high technology and innovation to create solutions for tomorrow.


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(In thousands, except per share data)

                                         Year Ended June 30,
                                1998    1997    1996    1995    1994
Income Data
Net Sales and Revenues        $84,864 $63,122 $87,925 $52,769 $33,566
Net (Loss) Earnings           $(3,593)$ 1,733 $11,821 $ 6,072 $  (933)
(Loss) Earnings Per Share
  Basic                       $  (.22)$   .11 $   .75 $   .41 $  (.07)
  Assuming Dilution           $  (.22)$   .11 $   .74 $   .39 $  (.07)


Balance Sheet
Long-term Debt                $11,703 $10,200 $14,460 $19,052 $10,248
Total Assets                  $83,250 $79,075 $75,096 $67,517 $48,915


For comparative purposes, prior year (loss) earnings have been restated as required under FASB Statement No. 128, Earnings Per Share and, to affect stock splits disclosed in fiscal 1995. No cash dividends were declared per common share during the years shown above.


Forward-looking Statements

This report contains forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainty including but not limited to legislative changes regarding air quality, fuel specifications or incentive programs; changes in market prices or demand for motor fuels and ethanol; changes in supply and cost of grain feedstocks; the ability of the Company to become Y2K compliant and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including but not limited to its annual report on Form 10K, Proxy Statement, quarterly reports on Form 10Q, and press releases.

To Our Stockholders (Page 1)

  High Plains is charting a sure course. One focused on partnering and risk management with a renewed emphasis on cost control. We're looking for - and finding - new efficiencies. Realizing possibilities through new products, technology and applications. Benefiting from dedicated, reenergized employees. Competitively positioning ourselves through diversification and the recent passage of legislation that extends the ethanol tax incentive through 2007.

  As the seventh-largest U.S. producer of ethanol, we operate three plants located in Kansas, Nebraska and New Mexico. These plants have the capacity to turn 27 million bushels of corn and milo into 67.5 million gallons of ethanol a year. Since our founding in 1980, our basic product has been fuel-grade ethanol. While our faith in the integrity and potential of this product remains unchanged, we're moving toward greater diversification. This past fiscal year we began producing industrial-grade ethanol. Not only does it command a higher price than fuel-grade, it opens new markets to us through wide-ranging applications - from beverage-grade alcohol to vinegar for packing pickles. We're also now selling carbon dioxide, generating significant additional yearly earnings.

(Picture of Gary R. Smith)

  Our new vision manifests itself in a renewed commitment to quality and efficiency. We're moving toward ISO 9002 certification, and a fine-tuning of all our facilities is underway. In addition, our Kansas plant has begun piping in lower-cost methane gas from a nearby landfill. This initiative could replace about 80 percent of the natural gas the plant burns to produce ethanol. Further cost reductions are being sought companywide in the form of higher production yields, better feedstock utilization and innovative partnerships.

  The road ahead looks promising. Granted, the drop in oil and gasoline prices has affected the ethanol industry along with the oil industry, but while this has negatively impacted our stock performance for fiscal 1998, we believe our shareholders' confidence in High Plains will be rewarded. The need for efficient, environmentally sound alternative fuels grows daily, driven by communities striving to comply with the federal Clean Air Act and by a growing public demand to reduce greenhouse gases. Both in our nation and abroad the value of a renewable, domestically produced, clean-burning fuel such as ethanol is increasingly recognized. High Plains is proud to produce a sustainable product that lessens our country's dependence on imported oil, promotes national security, improves the trade balance and shores up the farm economy. As a shareholder, you should be proud, too.

  Thank you for your continued support and belief in our long-term growth. We're on a journey to success.

(Picture of Daniel O. Skolness)

Sincerely,

Gary R. Smith, Chief Executive Officer

Daniel O. Skolness, Chairman of the Board

(Dividing line separating letter from the following text)

High Plains' board of directors brought Gary Smith on board in April of 1998. Smith specializes in alternative fuels, automotive engines and industrial manufacturing. Most recently he served as president of Ohio-based Signa Stortech Systems. The company's new management team welcomes the board's challenging agenda and appreciates how generously board members have given their time and expertise to make this a true team effort.

(Page 2 contains a heading that covers page 2 and page 3 - heading reads FINDING NEW WAYS - Page 2 contains a collage that includes all of the different applications for the product the Company manufactures, and includes the words "Fuel Grade Ethanol", "Industrial Grade Ethanol", "Carbon Dioxide" and "Dried Distiller's Grain and Solubles".)

(Page 3)


Recognizing new products, applications and technologies.

  A new vision energizes High Plains. It comes from bold leadership and a greater sense of the possibilities before us. As the nation's seventh-largest ethanol producer, we're broadening our markets and diversifying our offerings.
 We're now producing industrial-grade ethanol, which commands a higher price than our core product, fuel-grade ethanol. Converting fuel-grade production into industrial-grade not only increases our revenues, it expands our customer base. Our efforts and those of the country's other 59 producers poured 1.7 billion gallons of ethanol into the marketplace in 1997. While High Plains primarily serves the western United States, we also sell our ethanol and dried distiller's grain and solubles nationwide and internationally. More than ever, we're looking for new ways and new markets. And we're finding them.


FUEL-GRADE ETHANOL

Our three plants* have the capacity to convert 27 million bushels of corn and milo into 67.5 million gallons of ethanol. Most of that is fuel-grade, used for blended gasoline. This earth-friendly product reduces exhaust emissions of pollutants such as carbon monoxide. Good news for a world increasingly concerned with air quality.

INDUSTRIAL-GRADE ETHANOL

This versatile product is used to make such items as beverage alcohol, perfume, cosmetics, paint thinner and vinegar. Last year, our industrial-grade ethanol was certified to meet strict odor and taste tests. Our food-grade product has received kosher certification, as well. Who knows, the kosher pickles you buy might someday be packed with our product.

CARBON DIOXIDE

In our quest for greater efficiencies, we recently began to capture and market carbon dioxide gas at our Nebraska facility and are working toward getting our other two plants onstream. Taking this by-product of the production process to market is reaping dividends.

DRIED AND WET DISTILLER'S GRAIN AND SOLUBLES

This by-product of ethanol production generates substantial revenues. Used for animal feed, it contains all the fat and protein of corn. While the wet products eliminate additional process costs, the dried product is only one-third the mass of corn and is lightweight and marketable over long distances, even overseas.

(Located in bottom right hand corner is the * information from the FUEL-GRADE ETHANOL paragraph)

* Colwich, Kan., founded 1982; York, Neb., build 1994; Portales, N.M., acquired 1997.

(Page 4)

(Page 4 and 5 has a heading that covers both pages - heading reads SHIFTING GEARS - Page 5 contains a collage that shows gears shifting and road signs, and includes the words "Control Costs," "Reenergize Employees," "Manage Risk," "Create Partnerships and Broaden Our Resources").


Building momentum through strategic alliances and reenergized employees.

  At High Plains, we're exploring every road. Examining every process. Reviewing every product. We're looking at ways to be more competitive. Pursuing new methods to control costs, develop partnerships and improve margins.

  We're implementing systems to manage risk, taking advantage of strategic alliances with other companies such as Centennial Trading for grain purchases, ConAgra Commodity Services for feed ingredient sales, and EPCO Carbon Dioxide Products for CO2. Smoothing out the price we pay for our feedstock. Benefitting from this year's declining grain prices. Finding cost reductions through higher-yield crops, efficient grain usage and state-of-the-art technology. Creating partnerships that broaden our resources. New legislation is also lessening our risk. Passed in June 1998, it extends for ethanol blended gasoline a $5.4-a-gallon federal subsidy through the year 2007 (dropping to 5.3 cents in 2001 and 5.1 cents in 2005). The demand for clean-burning, cost-effective fuels grows daily. The federal Clean Air Act requires blended gasoline for use in many cities nationwide, from Atlanta to Tacoma. Ethanol provides a much-needed solution to today's air quality problems.

  Employee efficiency and enthusiasm have been elevated. New compensation policies based on company productivity and profitability give them a greater feeling of ownership. As High Plains succeeds, so do they. As a result, everyone's looking for better ways of doing business. And we're fining them. Greater attention to detail and cutting-edge technology have led to such innovations as using anaerobic digesters to improve wastewater efficiencies. We recently began burning lower-cost methane gas piped in from Wichita's Brooks Landfill to replace up to 80 percent of the natural gas the Kansas plant burns to produce ethanol. Alternative feedstocks are also being aggressively pursued, and resulting cost savings will go directly to the bottom line.

ENVIRONMENTAL BENEFIT

Ethanol blended fuel reduces automobile pollution because ethanol contains twice as much oxygen by weight than any other approved oxygenate. This additional oxygen allows the fuel to burn more completely, resulting in lower emissions and increased power.

PROCESS

The grain, primarily corn or milo, is ground into a coarse flour, then mixed with water and cooked. It's fermented for 48 hours. A centrifuge spins off the heavy material, which is made into a protein-rich cattle feed. The liquid goes to a distillation tower where it is distilled until it reaches 199.5-proof alcohol. One part gasoline is then added to 19 parts ethanol for storage and shipment. This is then mixed into automotive gasoline in varying percentages to increase octane ratings and decrease pollution. Ethanol without gasoline can be further distilled for uses in the food and beverage markets, or for solvents and other industrial uses.

(Management's Discussion and Analysis section starts on page 6 and goes through page 8.)

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

During fiscal 1998, High Plains derived approximately 70% of its revenues from the sale of ethanol, approximately 22% from the sale of distiller's grains and other by-products of the ethanol production process, and approximately 7% from state production incentive programs. The sale prices of ethanol vary with the wholesale price of gasoline, while distiller's grain and other by-products vary with the cost of alternative feedstocks for animal consumption in the marketplace.

It is possible to obtain a higher price per gallon of ethanol than wholesale gasoline due to the blenders' Federal excise tax credit. In June 1998, this excise tax credit, which had been scheduled to expire in September 2000, was extended through December 2007. Consequently, the excise tax credit will continue to enhance the value of fuel grade ethanol and provides a level of continuity, which supports funding and expansion in the industry. It has been estimated that, over the next 18 months, approximately 130 million gallons in production capacity will be added to the ethanol industry.

The Company traditionally has sold a majority of its spring and summer fuel ethanol production based on spot market conditions and short-term seasonal contracts. For fiscal 1999, the Company is making greater use of longer-term contracts with variable pricing related to different market indices. The Company believes that this management strategy will provide a better basis for long-term planning, especially in the areas of production and margin predictability.

During fiscal 1998, the Company's primary grain feedstocks were sorghum (also known as milo) and corn. Production at the Colwich, Kansas and Portales, New Mexico facilities relied almost exclusively on sorghum, while the York, Nebraska plant utilized a mixture of approximately 67% corn and 33% sorghum. The utilization of milo versus corn feedstocks is a function of supply and cost per bushel. The cost of these grains is dependent upon factors that are generally unrelated to those affecting the price of ethanol. Sorghum prices generally vary directly with corn prices, and regional grain supplies, as well as world grain market conditions.

The Company attempts to control the market risk associated with feedstock prices by periodically employing certain strategies including grain trading and forward contracting. During the second and third quarter of fiscal 1998, the Company acquired certain commodity futures positions as part of its risk management program. The futures contracts were designated as a hedge against potentially rising prices for grain feedstock due to the uncertainty of weather patterns and their effect. By the latter part of fiscal 1998, the grain markets had begun a significant trend toward lower prices. Consequently, the Company liquidated all of its the commodity futures contracts prior to June 30, 1998, resulting in losses of approximately $1.6 million.

Grain feedstock prices have continued to decline into the first quarter of fiscal 1999 and the Company anticipates locking in grain prices for future deliveries at near record low prices. As of June 30, 1998, the Company had forward contracts to purchase milo and corn totaling approximately 2.9 million bushels with an average blended price of $2.47 per bushel. However, as of August 31, 1998, the Company had forward contracts to purchase milo and corn totaling approximately 22.7 million bushels, of which only 1.5 million bushels were priced at an average of $2.17 per bushel. The balance, approximately
21.2 million bushels, was unpriced as of August 31, 1998, as management attempts to lock-in the most advantageous pricing for this feedstock.


In December 1997 the Company completed negotiations with Giant Industries, Inc. to purchase a previously closed plant in Portales, New Mexico. The Company re-opened the plant and began production on a test basis in February 1998. Sustained economic production was achieved by March 1998, and resulted in total production at the Portales facility of approximately 3.5 million gallons of fuel grade ethanol during fiscal 1998.

The acquisition of the Portales plant adds approximately 13.5 million gallons per year of fuel grade ethanol production capacity to the Company's baseline production capacity. The Company's production capacity for all three facilities including 18 million gallons at the Colwich, Kansas plant and 36 million gallons at the York, Nebraska plant, totals approximately 67.5 million gallons of ethanol per year. Future volume growth beyond these levels will be dependent upon improvements to the York or Portales facilities, acquisition of new plants or the construction and operation of new production facilities.

Since July 1997, the York, Nebraska facility has had the ability to further refine, to specifications, approximately one million gallons per month of existing ethanol production capacity for sale to additional markets such as the food and beverage industry. Sales of beverage grade ethanol during fiscal 1998 were approximately 3.5 million gallons. Management goals for fiscal 1999 will include increased sales efforts for these products and a priority to utilize the full production capacity available.

Temporary Shutdown of Plant Operations

During the spring of fiscal 1996, corn and milo feedstock prices increased substantially compared to prior years, reaching record level highs. Consequently, the Company shut down both the Colwich, Kansas and the York, Nebraska plants in May 1996. As grain prices began to decline in response to the onset of the 1996 autumn harvest, the Company prepared to re-open its production facilities. During September 1996 the Colwich, Kansas facility became operational and began producing. By late October 1996, the York, Nebraska plant was producing as well.


Results of Operations

Comparison of the fiscal years ended June 30, 1998 and June 30, 1997

Revenues

Net sales and revenues were $84.9 million for the fiscal year ended June 30, 1998, an increase of approximately $21.8 million or 34.4% from the $63.1 million in net sales and revenues for the fiscal year ended June 30, 1997. The net increase resulted from several factors: lower production and sales in fiscal 1997, a 9.7% decline in the average sale price of fuel grade ethanol in fiscal 1998 offset by a slight increase in fiscal 1998 production related to the start-up of the Portales, New Mexico facility. The lower 1997 production was due to the temporary shutdown of the Company's plants and the inefficiencies in production experienced as part of the re-opening of the plants. For additional information regarding the temporary shutdown of the production facilities in fiscal 1997 see "Temporary Shutdown of Plant Operations" section above. The Company sold approximately 48.6 million gallons of fuel grade ethanol with an average price of $ 1.13 per gallon during fiscal 1998. During fiscal 1997, the Company sold approximately 33.3 million gallons of fuel grade ethanol with an average price of $ 1.24 per gallon.

Late in fiscal 1997, the Company began producing, on a test basis, beverage grade ethanol. In fiscal 1998 the Company sold approximately 3.5 million gallons of beverage grade ethanol at an average price of $1.36 per gallon.

Included in product sales and revenues for fiscal 1998 and fiscal 1997, respectively, are $1.2 million and $1.1 million in revenues for ethanol produced under the Kansas incentive program. These payments ranged from $.07 to $.09 per gallon of ethanol produced. The Kansas incentive program has been renewed four times since its inception, most recently in July 1997. This program is currently scheduled to expire July 1, 2001. However, the Company maintains on-going efforts to extend the program beyond the current expiration date. Management believes the Kansas legislature will continue to support the incentive program in the future due to its economic benefits to agriculture.

Production tax credits from the State of Nebraska recorded as revenues totaled $5.1 million and $4.0 million for the fiscal years ended June 30, 1998 and 1997, respectively. Under the Nebraska program, the Company receives, over a five year period, an incentive in the form of a transferable production tax credit in the amount of $.20 per gallon of anhydrous ethanol produced. Not less than two million gallons and not more than twenty-five million gallons produced annually, at the York, Nebraska facility, are eligible for the credit.
 The Company will complete the five-year incentive period and will no longer be eligible for this credit after December 31, 1999. Consequently, management has placed a priority on working with the Nebraska legislature, during this next fiscal year, to extend this benefit or some alternative benefit for ethanol producers.

Currently, the State of New Mexico does not provide any ethanol production incentives or tax credits. During fiscal year 1999, management plans to aggressively pursue legislative support for the initiation of some form of ethanol production incentive in the state.

For the fiscal year ended June 30, 1998 distiller's grain and other by-products sales increased to $18.7 million from $13.6 million for the same fiscal year ended June 30, 1997. The increase in distiller's grain and other by-products revenues is primarily due to lower production and sales in fiscal 1997, as previously discussed.

Cost of Products Sold

Cost of products sold, as a percentage of net sales and revenues was 97.9% and 94.1% for fiscal 1998 and 1997, respectively. The fiscal 1998 increase in cost of products sold as a percentage of net sales and revenues was primarily due to the decline in the average sale price of ethanol. However, this decline was partially offset by a decline in the average price per bushel for grain feedstocks. The Company?s cost of grain averaged $2.51 per bushel during the fiscal year ended June 30, 1998 compared to an average cost of $2.61 per bushel for the fiscal year ended June 30, 1997. In response to declining grain prices, the Company stopped purchasing futures contracts as hedge instruments, and by June 30, 1998 had sold all of its then held positions, resulting in approximately $1.6 million in losses.

Selling, General and Administrative

Selling, general and administrative expenses were 10.9% greater in fiscal 1998 than in 1997. The increase was primarily due to lower compensation expense in fiscal 1997 as a result of limited staffing during the temporary shutdown of plant operations, and increased compensation from additional new staff and management level personnel in fiscal 1998. Additional costs of approximately $0.6 million were incurred in fiscal 1998 as a result of changes in the upper management of the Company.

Earnings

For the fiscal year ended June 30, 1998, the Company recorded a net loss of approximately $3.6 million compared to net income of $1.7 million for the fiscal year ended June 30, 1997. In addition, the gross profit percentage decreased from 6.8% of net sales and revenues in fiscal 1997 to 0.2% of net sales and revenues in fiscal 1998. The Company's net loss in fiscal 1998 compared to a positive net earnings in fiscal 1997 is primarily a result of lower per gallon revenues from the sale of ethanol and increased expenses resulting from the sale of certain grain futures contracts in fiscal 1998.


Comparison of the fiscal years ended June 30, 1997 and June 30, 1996

Revenues

Net sales and revenues for the fiscal year ended June 30, 1997 were 28.2% lower than net sales and revenues for the fiscal year ended June 30, 1996. The Company sold 33.3 million gallons of ethanol, which generated sales of $41.2 million, with an average selling price of $1.24 per gallon for the fiscal year ended June 30, 1997. During fiscal 1996, 44.6 million gallons of ethanol were sold, generating sales of $51.7 million at an average selling price of $1.19 per gallon. Production and sales were significantly lower in fiscal 1997 compared to fiscal 1996 as a result of decreased production. This decline in production was due to the temporary shutdown of the Company's plants and the inefficiencies in production experienced as part of the re-opening of the plants. For additional information regarding the temporary shutdown of the production facilities see the "Temporary Shutdown of Plant Operations" section above.

Included in ethanol and incentive revenues are amounts of $1.2 million and $1.1 million for fiscal 1997 and fiscal 1996, respectively, for ethanol produced under the Kansas production incentive program. These payments ranged from $.08 to $.17 per gallon of ethanol produced. Additional amounts of $4.0 million and $4.4 million in production tax credits from the State of Nebraska were recorded as incentive revenues for the fiscal years ended June 30, 1997 and 1996, respectively.

For the fiscal year ended June 30, 1997, distiller's grains, by-products and other sales totaled $16.8 million of which $3.1 million was from the Company's sale of certain processing equipment for the production of industrial grade ethanol. In connection with this sale, the equipment was simultaneously leased back to the Company under a capital lease.

Cost of Products Sold

Cost of products sold as a percentage of net sales and revenues was 94.1% and 79.0% for fiscal 1997 and fiscal 1996, respectively. The fiscal 1997 increase in cost of products sold as a percentage of net sales and revenues was primarily due to a decrease in revenues in fiscal 1997 because the Company did not sell any of its forward grain contracts in fiscal 1997 as compared to fiscal 1996. In the fourth quarter of fiscal 1996, the Company sold all of its forward grain contracts, net of commissions, for approximately $14.0 million, as a result of record level grain prices in excess of the forward grain contract prices. For the fiscal year ended June 30, 1997, no revenue from the sale of forward grain contracts was recognized. The Company's cost of grain averaged $2.61 per bushel during the fiscal year ended June 30, 1997 compared to an average cost of $2.90 per bushel for the fiscal year ended June 30, 1996.

Selling, General and Administrative

Selling, general and administrative expenses were 18% lower in fiscal 1997 than in fiscal 1996. This decrease was primarily the result of lower compensation expense related to lower net earnings in fiscal 1997.

Earnings

The Company recorded net earnings of $1.7 million for the fiscal year ended June 30, 1997, compared to $11.8 million for the fiscal year ended June 30, 1996. In addition there was a decrease in gross profit percentage from 18.2% of net sales and revenues in fiscal 1996 to 6.8% of net sales and revenues for the fiscal year ended 1997. Net earnings for fiscal 1997 decreased compared to fiscal year 1996 primarily as a result of higher revenues generated from the sale of forward contracts during the fiscal year ended June 30, 1996. For the fiscal year ended June 30, 1997 no revenue from the sale of forward contracts was recognized.

Income Taxes

The Company expects to recognize income tax expense at the statutory federal rates, plus applicable state rates, for financial reporting purposes for substantially all pre-tax earnings reported after June 30, 1998. Most of this tax expense will be in the form of increased deferred tax liabilities as opposed to currently payable obligations. As of June 30, 1998, the Company's deferred tax liabilities were approximately $15.1 million. For financial reporting purposes, these deferred liabilities have been offset by deferred tax assets, including net operating loss (NOL) carryforwards and various tax credit carryforwards. The deferred liabilities are not subject to expiration, but the offsetting deferred assets are subject to expiration at various future dates. Certain of these deferred tax assets have been reserved, including Nebraska income tax credit carryforwards in excess of amounts expected to be utilized, and the Company is actively developing tax planning strategies intended to preserve as much of the deferred tax assets as possible. If and when it becomes apparent that deferred tax assets will expire before the benefit is realized, additional reserves may be necessary which could result in the Company recognizing tax expenses in amounts in excess of the statutory federal rates, plus state rates. See Note 8 to the financial statements for additional information, including scheduled expiration dates of the Company's deferred tax assets.

If changes in the stock ownership of the Company cause the Company to undergo an "ownership change" as broadly defined in Section 382 of the Internal Revenue Code (a "Section 382 Event"), utilization of the Company's tax credit and NOL carryforwards may be subject to an annual limitation. The Company does not expect this annual limitation to necessarily limit the total tax carryforwards ultimately utilized in the future. However, this annual limitation could defer the timing of these tax benefits. The Company believes that a Section 382 Event has not occurred during the last three fiscal years. However, application of the complex provisions of Section 382 may be subject to differing interpretations by taxing authorities. The Company has no current plans that would be expected to result in a Section 382 Event in the immediate future. However, large purchases of the Company's stock by a single stockholder could create a Section 382 Event over which the Company has no control.

Seasonality

Historically, the Company generates higher gross profits during the second and third fiscal quarters (October through March) of each fiscal year. This is due to production efficiencies experienced during the cooler months of the year and the traditional decrease in grain feedstock prices during and shortly following the autumn grain harvest. Historically demand and average selling prices for ethanol are higher during the winter months due to federal, state and local governments' oxygen programs.

However, during the third quarter of fiscal 1998, gross profits were lower than anticipated. This was due to an unexpected decline in average selling prices for ethanol, similar to the decline experienced in wholesale gasoline prices during this same period, and unusually high grain costs. At the end of fiscal 1998, ethanol pricing had increased, but was still below historical
levels.    In addition, grain prices have trended lower in the months subsequent to fiscal year-end, as harvest approaches and are currently at their lowest level in over ten years.

Liquidity and Capital Resources

The Company obtained funds during the last three fiscal years from several sources, including cash from operations, exercise of stock options, and proceeds from revolving lines-of-credit. Cash from operating activities amounted to approximately $2.2 million in fiscal 1998 compared to approximately $3.7 million in fiscal 1997. In fiscal 1996 cash from operating activities amounted to approximately $14.8 million. The decrease in cash from operating activities in fiscal 1998 was primarily attributable to the decrease in net earnings and an increase in inventories. The increase in inventories was primarily due to the start-up of the Portales, New Mexico plant prior to year-end and the industrial grade ethanol diversification upgrades at the York, Nebraska plant.

Cash and cash equivalents amounted to approximately $0.7 million as of June 30, 1998, compared to $2.4 million as of June 30, 1997, and $8.9 million as of June 30, 1996. As of June 30, 1998, the Company had negative working capital of approximately $(6.4) million compared to a working capital surplus of approximately $.07 million as of June 30, 1997, and a working capital surplus of $6.6 million as of June 30, 1996. Working capital decreased due to the decrease in net earnings and an increase in short-term borrowings.

Liquidity risk continues to be a major area of exposure for the Company due to the volatility in both the selling price of ethanol and the cost of the Company's primary raw material, grain feedstock. The Company anticipates it will be able to satisfy its liquidity needs through operating activities during fiscal 1999. However, the Company is currently seeking to expand its existing lines-of-credit in anticipation of additional working capital needs. The Company's revolving lines-of-credit have approximately $0.9 million of credit available at June 30, 1998. Should the Company experience an increase in the costs of its feedstocks, a decrease in the demand for ethanol or related oxygenates, or if instability in the oil markets results in decreased prices for gasoline, then the Company's liquidity and cash reserves could be potentially inadequate on a long-term basis. If any of these events should occur and cash reserves proved insufficient, the Company would have to seek additional funding through additional financing, sale of stock or the exercise of options held by directors and officers.

Capital expenditures amounted to approximately $8.4 million in fiscal 1998, compared to $7.8 million in fiscal 1997 and $4.9 million in fiscal 1996. In fiscal 1998, approximately $4.4 million of the capital expenditures were related to the acquisition and refurbishment of the Portales, New Mexico facility. Of the remaining balance of expenditures approximately $4.0 was related to modifications and upgrades at the York, Nebraska plant. In fiscal 1997, approximately $7.6 million of the capital expenditures were related to modifications made for industrial grade ethanol production capabilities at the York, Nebraska plant. In fiscal 1996, approximately $4.3 million of the capital expenditures were related to modifications and upgrades for the York, Nebraska plant. The balance of capital expenditures in each of fiscal 1998, 1997 and 1996 were for improvements at the Colwich, Kansas facility.

The Company does not have any material cash commitments to acquire capital assets as of June 30, 1998. No further expansions of the Company's ethanol production capacity are anticipated at this time. However, improvements may be made to the plants to improve efficiency or to improve the recoverability of by-products.

Year 2000 Issue

The Year 2000 "Y2K" issue is the result of computer programs being written using two digits rather than four digits to define the applicable year.
Certain computer systems will be unable to properly recognize dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations. In fiscal 1998, the Company developed a three-phase compliance program: (1) identify major areas of exposure to ensure compliance,
(2) development and implementation of action plans to be Y2K compliant in all systems by mid-1999, and (3) final testing of each major area of exposure to ensure compliance by the end of 1999.

Under Phase 1, a number of applications were identified as being Y2K compliant due to recent upgrades. The Company incurred less than $10,000 in costs to upgrade these systems. In the manufacturing area, the Company has scheduled tests and diagnostic procedures to verify compliance with regards to its core
systems.   In addition, the Company is aware that its core process software is not Y2K compliant. The Company will incur approximately $10,000 in costs for the upgrading of the core software to be Year 2000 compliant.

The Company has begun the process of making inquiries and gathering information regarding Y2K compliance exposures faced by its vendors. Management has insufficient information at this time to assess the degree to which such vendors and suppliers have addressed or are addressing Y2K compliance issues, and to fully evaluate the risk of disruption to operations that those businesses might face relating to Year 2000 compliance issues. However, no major part or critical operation of any segment of the Company's business is reliant on a single source for raw materials, supplies, or services. Nonetheless, there can be no assurance that the Company will be able to identify all Y2K compliance risks, or, that all contingency plans will assure uninterrupted business operations across the millennium.

(Audited financial statements and notes to financials start on page 9 and go through page 19).



                              HIGH PLAINS CORPORATION

                                  BALANCE SHEETS

                              June 30, 1998 and 1997


                                      ASSETS


                                                    1998            1997
                                               ___________      ___________
CURRENT ASSETS
Cash and cash equivalents                      $   674,894      $ 2,389,758
Accounts receivable:
  Trade (less allowance of $75,000
    in 1998 and 1997)                            4,500,579        4,102,173
  Production credits and incentives                829,849        1,536,541
Inventories                                      6,328,232        4,246,783
Current portion of long-term notes receivable       31,307          117,417
Prepaid expenses                                    85,168          309,350
Refundable income tax                               30,000          145,328
                                               ___________      ___________

      Total current assets                      12,480,029       12,847,350
                                               ___________      ___________

PROPERTY, PLANT AND EQUIPMENT, AT COST

Land and land improvements                         433,496          323,496
Ethanol plants                                  92,906,633       85,055,215
Other equipment                                    473,345          393,683
Office equipment                                   279,278          202,135
Leasehold improvements                              48,002           48,002
                                               ___________      ___________
                                                94,140,754       86,022,531
Less accumulated depreciation                  (23,819,484)     (20,444,381)
                                               ___________      ___________

      Net property, plant and equipment         70,321,270       65,578,150
                                               ___________      ___________

OTHER ASSETS

Equipment held for resale                          264,554          427,432
Deferred loan costs (less accumulated
  amortization of $38,095 and $10,857
  in 1998 and 1997)                                117,890          103,623
Long-term notes receivable, less
  current portion                                       --           41,742
Other                                               65,886           76,235
                                               ___________      ___________

      Total other assets                           448,330          649,032
                                               ___________      ___________

                                               $83,249,629      $79,074,532
                                               ___________      ___________


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                    1998            1997
                                               ___________      ___________
CURRENT LIABILITIES
Revolving lines-of-credit                      $ 9,000,000      $ 6,200,000
Current maturities of capital
  lease obligations                                500,852          519,384
Accounts payable                                 8,364,074        5,114,452
Accrued interest                                   223,722          298,551
Accrued payroll and property taxes                 822,971          644,846
                                               ___________      ___________

      Total current liabilities                 18,911,619       12,777,233
                                               ___________      ___________

Revolving line-of-credit                         9,700,000        7,700,000
Capital lease obligations, less
  current maturities                             2,002,623        2,500,014
Other                                              364,240          441,109
                                               ___________      ___________

                                                12,066,863       10,641,123
                                               ___________      ___________


STOCKHOLDERS' EQUITY

Common stock, $.10 par value, authorized
  50,000,000 shares; issued 16,410,622
  shares and 16,396,622 shares at
  June 30, 1998 and 1997, respectively, of
  which 411,178 shares were held as treasury
  stock at June 30, 1998 and 1997                1,641,062        1,639,662
Additional paid-in capital                      37,457,167       37,348,072
Retained earnings                               14,170,697       17,763,627
                                               ___________      ___________

                                                53,268,926       56,751,361

Less:
    Treasury stock - at cost                      (863,911)        (863,911)
    Deferred compensation                         (133,868)        (231,274)
                                               ___________      ___________

      Total stockholders' equity                52,271,147       55,656,176
                                               ___________      ___________

                                               $83,249,629      $79,074,532
                                               ___________      ___________

                      The accompanying notes are an integral
                        part of these financial statements


                             HIGH PLAINS CORPORATION

                             STATEMENTS OF OPERATIONS

                     Years Ended June 30, 1998, 1997 and 1996

                                     1998          1997            1996
Product sales and revenues       $84,863,782    $63,121,510    $73,920,096
Revenues from forward contracts           --             --     14,005,313
                                 ___________    ___________    ___________

      Net sales and revenues      84,863,782     63,121,510     87,925,409
                                 ___________    ___________    ___________

Cost of products sold             83,126,259     59,414,514     69,414,221
Expense (recovery) from
  futures/forward contracts        1,608,561       (610,069)     2,524,235
                                 ___________    ___________    ___________

      Total costs and expenses    84,734,820     58,804,445     71,938,456
                                 ___________    ___________    ___________

      Gross profit                   128,962      4,317,065     15,986,953

Selling, general and
  administrative expenses          1,834,725      1,653,681      2,022,095
Management restructuring costs       600,000             --             --
                                 ___________    ___________    ___________

      Operating (loss) income     (2,305,763)     2,663,384     13,964,858
                                 ___________    ___________    ___________

Other income (expense):
  Interest and other income          128,155        276,345        175,296
  Interest expense                (1,535,819)    (1,354,983)    (2,220,427)
  Gain on sale of equipment           26,157        129,649        256,606
                                 ___________    ___________    ___________

                                  (1,381,507)      (948,989)    (1,788,525)
                                 ___________    ___________    ___________

      Net (loss) earnings
      before income taxes         (3,687,270)     1,714,395     12,176,333

Income tax benefit (expense)          94,340         18,895       (355,256)
                                 ___________    ___________    ___________

      Net (loss) earnings        $(3,592,930)   $ 1,733,290    $11,821,077
                                 ___________    ___________    ___________

(Loss) earnings per share-basic  $      (.22)   $       .11    $       .75
                                 ___________    ___________    ___________

(Loss) earnings per share-
  assuming dilution              $      (.22)   $       .11    $       .74
                                 ___________    ___________    ___________



[FN]
                       The accompanying notes are an integral
                          part of these financial statements.

                             HIGH PLAINS CORPORATION

                        STATEMENTS OF STOCKHOLDERS' EQUITY

                     Years Ended June 30, 1998, 1997 and 1996


                                              Common Stock
                                      _______________________
                                        Number                    Additional
                                          of                       Paid-In       Retained     Treasury     Deferred
                                        Shares       Amount        Capital       Earnings      Stock     Compensation     Total
                                      __________   __________    ___________   ___________   _________    _________    ___________

Balance, June 30, 1995                15,470,947   $1,547,095    $34,738,760   $ 4,209,260   $(244,377)   $      --    $40,250,738

Exercise of stock options                776,342       77,634      1,897,884                                             1,975,518
Purchase of common stock                                                                      (493,283)                   (493,283)
Employee stock purchase                                                                                    (141,937)      (141,937)
Amortization of deferred compensation                                                                        53,230         53,230
Income tax benefit from the exercise
  of stock options                                                   116,000                                               116,000
Net earnings for year                                                           11,821,077                              11,821,077
                                      __________   __________    ___________   ___________   _________    _________    ___________

Balance, June 30, 1996                16,247,289    1,624,729     36,752,644    16,030,337    (737,660)    ( 88,707)    53,581,343
Exercise of stock options                149,333       14,933        516,560                                               531,493
Purchase of common stock                                                                      (126,251)                   (126,251)
Employee stock purchase                                                                                    (273,750)      (273,750)
Amortization of deferred compensation                                                                       131,183        131,183
Compensation expense on stock
  options granted                                                     78,868                                                78,868
Net earnings for year                                                            1,733,290                               1,733,290
                                      __________   __________    ___________   ___________   _________    _________    ___________

Balance, June 30, 1997                16,396,622    1,639,662     37,348,072    17,763,627    (863,911)    (231,274)    55,656,176
Exercise of stock options                 14,000        1,400         19,600                                                21,000
Amortization of deferred compensation                                                                        97,406         97,406
Compensation expense on stock
  options granted                                                     89,495                                                89,495
Net loss for year                                                               (3,592,930)                             (3,592,930)
                                      __________   __________    ___________   ___________   _________    _________    ___________

Balance, June 30, 1998                16,410,622   $1,641,062    $37,457,167   $14,170,697   $(863,911)   $(133,868)   $52,271,147
                                      __________   __________    ___________   ___________   _________    _________    ___________


[FN]
                             The accompanying notes are an integral
                                part of these financial statements.

                             HIGH PLAINS CORPORATION

                             STATEMENTS OF CASH FLOWS

                     Years Ended June 30, 1998, 1997 and 1996

                                           1998          1997        1996
                                      ____________   ___________  ___________
Cash flows from operating activities:
  Net (loss) earnings                 $ (3,592,930)  $ 1,733,290  $11,821,077

  Adjustments to reconcile net (loss)
    earnings to net cash provided by
    operating activities:
      Depreciation and amortization      3,484,573     3,405,364    2,869,699
      Gain on sale of equipment            (26,157)     (129,649)    (256,606)
      Amortization of deferred
        compensation                        46,204       107,923       53,230
      Compensation expense on stock
        options granted                     89,495        78,868           --
      Payments received on notes
        receivable                         127,852       236,552       96,691
      Changes in operating assets and
        liabilities:
        Accounts receivable                336,561    (3,773,905)   1,953,952
        Inventories                     (2,081,449)   (2,565,940)     964,434
        Equipment held for resale          157,540       105,794      606,353
        Refundable income tax              115,328       264,931     (294,259)
        Prepaid expenses                   224,182       235,821     (160,312)
        Accounts payable                 3,249,622     4,422,317   (3,103,913)
        Estimated contract commitments          --      (629,093)     629,093
        Accrued liabilities                103,296       168,262     (385,670)
                                        __________    __________  ___________
          Net cash provided by
          operating activities           2,234,117     3,660,535   14,793,769
                                        __________    __________  ___________
Cash flows from investing activities:
  Proceeds from sale of property,
    plant and equipment                    167,090        43,620       54,477
  Acquisition of property, plant
    and equipment                       (8,359,325)   (4,802,664)  (4,947,663)
  Decrease (increase) in other
    non-current assets                      10,349       (19,217)       5,591
                                        __________    __________   __________
          Net cash used in
          investing activities          (8,181,886)   (4,778,261)  (4,887,595)
                                        __________    __________   __________
Cash flows from financing activities:
  Payments on long-term debt                    --   (17,345,238)  (5,273,810)
  Payments on revolving
    lines-of-credit                     (4,900,000)   (3,100,000)  (1,000,000)
  Proceeds from revolving
    lines-of-credit                      9,700,000    15,000,000    3,000,000
  Payments on capital lease
    obligations                           (520,923)     (295,330)    (332,828)
  Increase in other non-current assets     (41,505)     (207,558)          --
  (Decrease) increase in other
    non-current liabilities                (25,667)       97,996       13,811
  Issuance of common stock                      --        49,500           --
  Proceeds from exercise of options         21,000       418,868    1,975,518
                                        __________   ___________   __________
          Net cash provided by
          (used in) financing
          activities                     4,232,905    (5,381,762)  (1,617,309)
                                        __________   ___________   __________
          (Decrease) increase in cash
          and cash equivalents          (1,714,864)   (6,499,488)   8,288,865
Cash and cash equivalents:
  Beginning of year                      2,389,758     8,889,246      600,381
                                      ____________   ___________  ___________

          End of year                 $    674,894   $ 2,389,758  $ 8,889,246
                                      ____________   ___________  ___________


[FN]
                      The accompanying notes are an integral
                        part of these financial statements.

                           NOTES TO FINANCIAL STATEMENTS


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents - High Plains Corporation, the "Company," considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market. During the year ended June 30, 1997, the Company began hedging certain commodity transactions related to anticipated production requirements. This was done to reduce risk due to market price fluctuations. Readily marketable exchange-traded futures contracts were the designated hedge instruments since there is a high correlation between the market value changes of such contracts and the price changes on grain commodities. Gains or losses arising from open and closed hedging transactions were included as an adjustment to the value of inventories and reflected in cost of products sold in the statements of operations when the underlying purchase contracts were fulfilled. At the end of the year ending June 30, 1998, the Company stopped purchasing futures contracts as hedge instruments, and sold all of its then held positions, resulting in a loss of approximately $1.6 million.

     Property, Plant and Equipment - Property, plant and equipment are recorded at cost. The cost of internally-constructed assets includes direct and allocable indirect costs. Plant improvements are capitalized, while maintenance and repair costs are charged to expense as incurred. Periodically, a plant or a portion of a plant's equipment is shut down to perform certain maintenance projects which are expected to improve the operating efficiency of the plant over the next year. These expenses are generally incurred once a year and thus are capitalized and amortized over the future 12-month period benefited. Included in prepaid expenses at June 30, 1998 and 1997 were $-0- and $220,523, respectively, of these expenditures.

     Provisions for depreciation of property, plant and equipment are computed using the straight-line method over the following estimated useful lives:

                   Ethanol plants            5 - 40 years
                   Other equipment           5 - 10 years
                   Office equipment          3 - 10 years
                   Leasehold improvements         5 years



     Whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be fully recoverable, the Company reviews that asset for impairment. Scheduled future expirations of state incentive payments and federal fuel tax incentive programs are not considered to be such an event or change because of the government's history of extending the expirations of these incentives.

     Capitalized Interest - The Company capitalized interest of $46,147 in 1998 as part of the cost of construction and refurbishing at the Portales, New Mexico facility and $115,585 in interest in 1997 as part of the cost of construction at the York, Nebraska facility.

     Equipment Held for Resale - The Company acquired ethanol processing equipment located in New Iberia, Louisiana to be utilized in the construction of the York, Nebraska facility. Amounts allocated for equipment not utilized for the Nebraska facility are recorded as equipment held for resale and these amounts are decreased as sales occur. Management expects a gain upon its ultimate disposition and, accordingly, no loss has been provided for.

     Deferred Loan Costs - The Company incurred certain costs in connection with obtaining financing. The Company is amortizing these costs over sixty months, the life of the debt.

     Fair Value of Financial Instruments - The fair values of financial instruments recorded on the balance sheet are not significantly different from the carrying amounts.

     Income Taxes - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when considered necessary to reduce deferred tax assets to the estimated amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Under FASB Statement No. 109, Accounting for Income Taxes, (FAS 109) the tax benefit from utilization of loss carryforwards is not reflected as an extraordinary item.

     Deferred Compensation - Under the Employee Stock Purchase Plan (Note 9), compensation is recognized as an expense in the period in which the employee performs the services, which is generally the period over which the stock appreciation is vested or earned. With the exception of certain officers, the participating employees must continue to work for five years to acquire the full amount of the stock. Compensation expense attributable to future services has been recorded as deferred compensation in the equity section of the balance sheets and is amortized over the period of future services. Officers who have ten years of continuous service are allowed to prepay their obligation and receive the stock immediately and thus, the compensation attributable to their election is recognized immediately upon their election to participate in the plan.

     Stock-Based Compensation - The Company has chosen to continue to account for stock-based compensation for employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. However, the Company accounts for stock-based compensation for non-employees as provided under FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing method.

     Earnings Per Share - The Company implemented FASB Statement No. 128, Earnings Per Share (FAS 128) for the interim periods and years ended after December 15, 1997. Under FAS 128, the presentation of primary earnings per share (EPS) is replaced by the "basic" EPS. Basic per share amounts are computed by dividing net (loss) income by the weighted average number of common shares outstanding. In addition, a diluted EPS continues to be required and is computed similarly to "fully diluted" EPS as defined under APB Opinion No. 15 (See Note 11). Also, in accordance with FAS 128, the Company has restated all prior period EPS data presented in these financial statements.

     Recently Issued Accounting Standards - At June 30, 1998, pronouncements issued by the Financial Accounting Standards Board with future effective dates are either not applicable or not material to the financial statements of the Company.

     Management Restructuring Costs - These costs include severance expenses related to management changes during fiscal year ending 1998.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: 1) the reported amounts of assets and liabilities, 2) disclosures such as contingencies, and 3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

     Contingencies - In the normal course of business, the Company becomes party to litigation and other contingencies that may result in loss or gain contingencies. The Company follows Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. Under FAS No. 5 loss contingencies are accrued if available information indicates that it is probable that a loss is incurred and the amount of such loss can be reasonably estimated.


 2.  DESCRIPTION OF BUSINESS

     Ethanol Production Business - The Company's principal business is the operation of three plants in Kansas, Nebraska and New Mexico for the distillation and production of industrial grade and fuel grade ethanol for sale to customers concentrated primarily in the Western United States for mixture with gasoline to be used as a motor fuel. The Portales, New Mexico plant was acquired in December 1997. The facility had been closed for approximately two years, was refurbished, and began operations in March 1998. The Company's operations are dependent upon state governmental incentive payments. Kansas production incentive payments recorded as product sales and revenues in the accompanying financial statements were $1,126,386 for fiscal 1996, $1,160,141 for fiscal 1997 and $1,238,545 for fiscal 1998. The Kansas incentive program is currently scheduled to expire July 1, 2001.

     The State of Nebraska offers a transferable production tax credit in the amount of $.20 per gallon of ethanol produced for a period of sixty months from date of first eligibility. The credit is only available to offset Nebraska motor fuels excise taxes. The Company transfers these credits to a Nebraska gasoline retailer which then reimburses the Company for the credit amounts less a handling fee. Not less than two million gallons and not more than twenty-five million gallons of ethanol produced annually at the Nebraska facility are eligible for the tax credit. The Company will no longer be eligible for this credit after December 31, 1999. Nebraska production tax credit amounts recorded as revenues in the accompanying financial statements were $4,428,437 in fiscal 1996, $4,019,584 in fiscal 1997 and $5,069,722 in fiscal 1998.

     The market for the Company's ethanol product is affected by the Federal government's excise tax incentive program. This program, originally scheduled to expire in 2000, has been extended to December 31, 2007. Under this program, gasoline distributors who blend gasoline with ethanol receive a federal excise tax rate reduction for each blended gallon, resulting in an indirect pricing incentive to ethanol. Under the recent extension, the current tax rate reduction equals $.054 per blended gallon containing 10% or more ethanol by volume.
     Alternatively, blenders may currently claim an income tax credit of $.54 per gallon of ethanol blended with gasoline. However, in 2001, the tax rate reduction begins to decrease over the remaining life of the program. The rate decreases to $.053 in 2001, $.052 in 2003 and $.051 in 2005. The market for the Company's product is also affected through Federal regulation by the Environmental Protection Agency under the Clean Air Act and the Reformulated Gasoline Program.

     Shut Down of Plant Operations - Due to increasing corn and milo-feedstock prices, management temporarily suspended operations at both its York and Colwich facilities in May 1996. The Company had forward contracted grain purchases to insure the availability of grain needed for its production process at a fixed price. These contracts would have allowed continued operations through approximately August 1997. Due to grain prices rising to record levels in excess of the forward contracted levels, the Company sold all of its forward grain contracts for approximately $14 million after commissions. Expenses incurred prior to the year ending June 30, 1996 to fill these contracts were estimated to be approximately $2.5 million. The Colwich facility reopened in September 1996, and the York facility reopened in October 1996.

     Business Acquisition - In December 1997, the Company acquired an idle ethanol production facility in Portales, New Mexico. The purchase, which had a total acquisition cost of $4,000,000, was funded from additional borrowings on the Company's reducing revolving line-of-credit (see Note 5). The purchase was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values as shown below. The results of operations of the acquired facility are included in the financial statements beginning from the acquisition date.

                         Land           $  110,000
                         Building          890,000
                         Equipment       3,000,000

                                        $4,000,000


     Year 2000 Issue - The Company is currently working to resolve any potential impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems. Based on preliminary information, costs of addressing potential corrections are not currently expected to have material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company, its customers or vendors are unable to resolve such processing issues in a timely manner, it could result in material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.


 3.  NOTES RECEIVABLE

     In January 1995, the Company disposed of its engineering division, and certain property assets associated with the division were transferred to the former officer who took over the operations under a separate, unrelated company. This company and former officer agreed to pay $300,000 and $100,000, respectively, in notes, plus interest at 9.75% over 45 months. The remaining balances on these notes receivable were $31,307 and $-0- at June 30, 1998 and $119,370 and $39,789 at June 30,
     1997, respectively. These notes are secured by the property transferred and the former officer's personal guarantee.


 4.  INVENTORIES

     Inventories consisted of:

                                                      June 30,
                                               1998             1997

        Raw materials                      $ 1,463,536     $    957,894
        Work-in-process                        529,246          396,747
        Finished goods                       3,437,794        2,149,904
        Spare parts                            897,656          664,530
        Adjustment to cost for
          hedged grain inventory                    --           77,708

                                           $ 6,328,232     $  4,246,783


 5.  REVOLVING LINES-OF-CREDIT

     On December 11, 1997, the Company amended its existing loan agreement with the bank. This amendment increased the credit available on its two lines-of-credit for the purpose of providing additional working capital and to fund the Company's acquisition of an ethanol production facility in New Mexico. The lines-of-credit have an interest rate option equal to the bank's prime rate or a rate based on the LIBOR rate, whichever the Company elects.

     Revolving lines-of-credit consisted of:

Revolving line-           $ 2,000,000       7.94%           09/30/98         $ 2,300,000      8.14%        01/08/98
of-credit has a             2,000,000       7.97%           12/31/98           1,700,000      8.50%           N/A
maturity of                 2,000,000       8.00%           01/08/99                  --
January 8, 1999
                          $ 6,000,000                                        $ 4,000,000

Reducing                  $ 6,000,000       7.94%           09/30/98         $ 9,350,000      8.14%        01/08/98
revolving line-               850,000       7.94%           09/30/98             550,000      8.02%        09/30/97
of-credit has a               850,000       8.00%           12/31/98                  --
maturity of                 5,000,000       8.00%           01/08/99                  --
January 10, 2002
                           12,700,000                                          9,900,000


     At June 30, 1998, all interest rates are LIBOR-based rates with their respective maturity dates as disclosed above. For the year ended June 30, 1997, all interest rates are LIBOR-based rates except the outstanding balance of $1,700,000 which bears interest at a prime rate of 8.5%.

     The maximum availability under the lines-of-credit as set forth above is limited so that the amount of collateral securing the lines at all times exceeds the outstanding balances by a ratio of at least 2 to 1. The maximum availabilities under the revolving and reducing lines-of-credit at June 30, 1998 were $6,500,000 and $13,100,000, respectively. Therefore, at June 30, 1998, the available, unused amount in the combined lines-of-credit was $900,000. The maximum availability under the reducing revolving line-of-credit decreases each calendar quarter by $850,000. Therefore, the Company can expect to pay at least $3,000,000 on this line-of-credit in the next fiscal year. This amount is included in the current maturities of the lines-of-credit on the balance sheet.

     Collateral on the lines as amended under the new agreement includes all eligible receivables, inventory, general intangibles, property and equipment located at the Company's three ethanol facilities, and the Company's rights to payments under present or future production incentive contracts from the Ethanol Plant Production Credit Agreement with the State of Nebraska.

     The financing agreement contains various restrictions, including the maintenance of certain financial ratios, fulfilling certain net worth and indebtedness tests, and capital expenditure limitations. At June 30, 1998, the Company was in violation of certain covenants; however, on September 24, 1998, the bank has waived its rights to declare the debt due and payable based on these covenant violations through June 30, 1999.


 6.  LEASES

     Sale - Leaseback Transaction - On December 12, 1996, the Company sold certain processing equipment for the production of industrial grade ethanol for $3,128,676 and concurrently entered into an agreement to lease the property back at $54,191 per month through December 12, 2002. The sale of equipment was recorded resulting in a gain of $87,447 which was deferred and will be recognized over a period not to exceed the six-year term of the lease agreement. The lease has been classified as a capital lease. The equipment under lease is included in ethanol plants totaling $3,128,676, less accumulated depreciation of $195,944, for a net book value of $2,932,732 at June 30, 1998.

     Other Capital Leases - The Company also leases various processing and office equipment under long-term agreements which have been classified as capital leases. The leases have terms of three years or less, and expire through 2001. As of June 30, 1998, cost and accumulated depreciation on equipment under capital leases amounted to $116,585 and $26,934, for a net book value of $89,651. At June 30, 1997, cost and accumulated depreciation on equipment under capital leases amounted to $284,068 and $29,568, for a net book value of $254,500.

     Operating Leases - The Company leases 100 railroad cars under an operating lease expiring in fiscal year ending June 30, 1999. Annual rentals are $618,000 for all 100 cars. The Company also leases 32 cars under an operating lease expiring in June 30, 2002. Annual rentals are $213,120 for all 32 cars. The Company leases an additional 57 railroad cars under various operating leases expiring through fiscal year ending June 30, 2003. These rail car leases require the Company to pay certain executory costs. Corporate offices are also under a 5-year lease expiring in 2003 that requires annual rentals of $31,000. Rent paid during the years ended June 30, 1998, 1997 and 1996 was $1,213,699, $977,449 and $865,941, respectively.

     Future Minimum Lease Payments - The following is a schedule of future minimum lease payments for capital leases and operating leases as of June 30, 1998.

                                                Capital          Operating
       Year Ending June 30                       Leases            Leases
              1999                           $   672,749        $ 1,060,799
              2000                               658,644            350,959
              2001                               650,819            326,239
              2002                               650,290            313,879
              2003                               325,145             86,562

       Total minimum lease payments            2,957,647        $ 2,138,438
       Less amount representing interest         454,172

       Present value of net minimum
         lease payments                        2,503,475

       Less current maturities                   500,852

                                             $ 2,002,623



 7.  COMMITMENTS

     Forward Contracts - The Company periodically enters into forward contracts with suppliers and customers on both the purchase of grain and the sale of ethanol and DDG. At June 30, 1998, the Company had forward contracts to purchase approximately 2,890,643 bushels of milo and corn at fixed prices totaling $7,142,661 with delivery dates of July 1998 through March 1999. An additional 641,185 bushels were held under contracts for delivery, however, at June 30, 1998, no prices had been set. The unpriced contracts are for deliveries from July through December 1998. The Company had forward contracts to sell 60,395 tons of DDG at fixed prices totaling approximately $4,769,785. No losses were expected on these contracts.

     During 1998, the Company also entered into a contract to sell carbon dioxide, a production by-product, to another company. The contract requires the Company to supply at least 200 tons of carbon dioxide gas per day from its York, Nebraska plant through 2008.

     Retirement and Consulting Agreement - On April 11, 1997, the Company entered into an agreement with the former President and Chairman of the Board to provide a retirement benefit package and consulting agreement for future services. As part of the retirement package, the Company agreed to grant (on August 1, 1997) 14,000 non-qualified options at an exercise price equal to one-half of the lowest closing price achieved by the Company's stock between May 1, 1997 and August 1, 1997.

     In consideration for future consulting services to be provided by the former President, the Company agreed to make payments equal to the amounts required under his former employment contract, which would have expired July 1, 2000. At June 30, 1998, this totaled $265,983 plus annual bonuses of 2% of net income before taxes. The Company also agreed to grant the former President 50,000 non-qualified stock options on each April 11, 1997, 1998 and 1999 at the then closing stock price.

     For compensation expenses recorded on the 64,000 and 50,000 shares issued in 1998 and 1997, respectively, see Note 9.


 8.  INCOME TAXES

     For Federal income tax purposes at June 30, 1998, the Company had a net operating loss carryforward of approximately $21,422,000 and approximately $5,856,000 of federal general business tax credit carryforwards, which, if not used, will expire as follows:

               Expires in            Operating          Net General
               Fiscal Year          Loss Amount        Business Credit
                 Ending             Carryforward        Carryforward
                  1999              $        --         $ 1,263,000
                  2000                       --               7,000
                  2001                       --              86,000
                  2002                       --                  --
                  2003                5,409,000                  --
                  2004                1,553,000                  --
                  2005                  992,000           4,500,000
                  2008                    3,000                  --
                  2009                    3,000                  --
                  2010                  481,000                  --
                  2012                4,893,000                  --
                  2013                8,088,000                  --

                                    $21,422,000         $ 5,856,000

     The general business credits expiring in fiscal 1999-2002 are investment tax credits and the credits expiring in fiscal 2005 are small ethanol producer tax credits. In the event these credits would expire, the Company would receive a deduction of 50% of the investment tax credit and 100% deduction of the small ethanol producer credit in the year of expiration.

     The Company also has a Nebraska investment credit carryforward of $4,894,000, expiring in fiscal 2009, which may be used to offset taxes in the State of Nebraska.

     The tax net operating loss carryforward and federal tax credit carryforwards discussed above and other matters result in deferred tax assets under FAS 109 totaling $20,126,000 at June 30, 1998 (see below). The book basis of property, plant and equipment in excess of its tax basis results in an offsetting deferred tax liability of $15,069,000, and the valuation allowance offsets an additional $5,057,000, leaving no net deferred tax assets at June 30, 1998. Future tax expenses, if any, may be offset, at least in part, by net increases in future tax assets (including changes in the valuation allowance) to the extent that such assets exceed the amounts of future deferred tax liabilities. The Company expects to continue annually to provide for a reasonable valuation allowance, to reduce deferred tax assets as needed until such time as future taxable income is generated or assured (if ever).

     Income taxes consisted of:

                                                     June 30,
                                        1998           1997          1996
Current tax (benefit) expense      $   (94,340)   $   (18,895)   $   355,256

Tax effect of changes in
  deferred tax assets
  and liabilities:
  Book basis of plant and
    equipment in excess of
    tax basis                        1,751,000      3,354,000      2,652,000
  Nondeductible accrued expenses       (97,000)       239,000       (303,000)
  (Increase) decrease in net
    operating loss carryforward     (3,163,000)    (2,979,000)     1,588,000
  (Increase) decrease in tax
    credits carryforward                 1,000        (80,000)        80,000
  Increase in Nebraska investment
    credit carryforward               (366,000)      (931,000)      (170,000)
  AMT credit carryforward
    and other                         (122,000)       258,000       (230,000)
  Change in asset valuation
    allowance                        1,996,000        139,000     (3,617,000)

Deferred tax expense                        --             --             --

Income tax (benefit) expense       $   (94,340)   $   (18,895)   $   355,256


     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                       June 30,
                                           1998          1997         1996
     Computed income tax (benefit)
       expense, at 34%                 $(1,253,672)  $  582,894   $ 4,139,953
     Utilization of net operating
       loss carryforwards                       --     (582,894)   (4,139,953)
     Increase in valuation allowance     1,253,672           --            --
     Alternative minimum tax                    --           --       239,256
     Other, net                            (94,340)     (18,895)      116,000

     Total income tax (benefit)
       expense                         $   (94,340)  $  (18,895)  $   355,256


     The Company has deferred income tax liabilities and assets arising from the following temporary differences and carryforwards:

                                                              June 30,
                                                         1998         1997
     Deferred tax liabilities:
       Book basis of property,
         plant and equipment in
         excess of tax basis                         $15,069,000  $13,318,000

     Deferred tax assets:
       Net federal and state operating
         loss carryforwards                          $ 8,673,000  $ 5,510,000
       Nebraska investment credit
         carryforward                                  4,894,000    4,528,000
       General business credit carryforward            5,856,000    5,857,000
     AMT credit carryforward and other                   542,000      420,000
     Nondeductible accrued expenses                      161,000       64,000

                                                      20,126,000   16,379,000

     Less:  Valuation allowance                        5,057,000    3,061,000

                                                     $15,069,000  $13,318,000

     Net deferred income taxes                       $        --  $        --



 9.  STOCK-BASED COMPENSATION

     The Company has three stock-based compensation plans which are described below. Grants to employees under those plans are accounted for following APB Opinion No. 25. Accordingly, no compensation cost has been recognized for options granted to employees in the financial statements, except under the employee stock purchase plan where compensation expense equals the excess of the fair market value of the shares over the exercise price on the grant date. Grants to non-employees under the plans are accounted for under FAS 123. For the 64,000 and 50,000 options granted to a non-employee in the years ended June 30, 1998 and 1997, $89,495 and $78,868, respectively, were recognized as compensation expense. Had compensation cost for all the stock-based compensation plans been determined based on the fair value grant date, consistent with the provisions of FAS 123, the Company's net earnings and earnings per share would have been reduced to the proforma amounts below:

                                    1998           1997          1996
         Net (loss) earnings:
           As reported          $(3,592,930)    $1,733,290    $11,821,077
           Pro forma             (3,866,883)     1,381,750     10,302,658

         (Loss) earnings
           per share:
           As reported          $      (.22)    $       .11   $       .74
           Pro forma                   (.24)            .09           .65


     Fixed Stock Option Plans - The Company has two fixed option plans under which it may grant options to key employees, officers and directors to purchase common stock, with a maximum term of 10 years, at the market price on the date of grant. Options up to 1,200,000 shares may be granted under the 1990 plan and options up to 3,000,000 shares may be granted under the 1992 plan. All options are 100% vested at the date of grant. The fair value under FAS 123 of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996: dividend rate of 0% for all years; price volatility of 40.91%, 51.47% and 51.49%; risk-free interest rates of 5.7%, 6.6% and
     6.26%; and expected lives of 3 years, 5 years and 4 years.

     A summary of the status of the two fixed plans at June 30, 1998, 1997 and 1996 and changes during the years then ended is as follows:


                          1998               1997                1996
                            Weighted-             Weighted-           Weighted-
                   Number   Average     Number    Average      Number  Average
                     of     Exercise      of      Exercise       of    Exercise
                   Shares   Price       Shares    Price        Shares  Price
Outstanding and
exercisable at
beginning of year 1,818,193 $ 5.6612   2,175,154 $ 5.7334    1,964,675 $ 4.7652
Granted             496,325   4.5781     204,333   3.9377      986,821   5.1525
Exercised            14,000     1.50     124,333   3.3689      776,342   2.5447
Expired or
surrendered         504,600   5.4832     436,961   5.8665           --

Outstanding and
exercisable at
end of year       1,795,918   5.4443   1,818,193   5.6612    2,175,154   5.7334

Weighted average
fair value per
option of options
granted during
the year                $     .71           $     2.04            $     2.38


     The following table summarizes information about the outstanding options at June 30, 1998:

                                                Weighted-     Weighted-
                                                 Average       Average
                                   Number       Remaining      Exercise
     Range of Exercise Prices    Outstanding      Life           Life
         $2.37 to $2.63            111,000        7.7          $ 2.484
         $3.19 to $4.81            442,200        6.2            3.556
         $5.12 to $5.63            810,718        4.2            5.334
              $8.34                432,000        5.7            8.344

                                 1,795,918


     The Company's 1990 and 1992 Stock Option Plans were approved for modification at the Company's November 1994 annual meeting of stockholders. The approved amendments provide that when optionees exercise their options and remit the exercise payment to the Company, they may be granted a one-time option to purchase a like quantity of Common Shares as those options exercised (Reload Options). The Reload Options shall have an exercise price equal to the closing sales price of the Company's Common Stock on the day in which the original options were exercised, and shall have an exercise period that extends to the later of one year from the date of grant of the Reload Option or the expiration date of the originally exercised option. Options subject to reload included in total outstanding options at June 30, 1998 totaled 1,142,000 shares. These have a weighted average exercise price of $5.97.

     Employee Stock Purchase Plan - In August, 1995 the Company adopted a compensatory Employee Stock Purchase Plan, effective for a 3-year period, to provide employees of the Company with an incentive to remain with the Company and an opportunity to participate in the growth of the Company. The plan is administered by the Company's Board of Directors. Employees with one year of service are able to elect annually to purchase shares of the Company's common stock at a price equal to 50% of its lowest market value recorded between May 1 and August 1 of each calendar year. The aggregate number of shares which may be purchased under the plan shall not exceed 80,000 as adjusted for stock splits or stock dividends.

     Employees must elect to purchase a designated number of shares on or before May 15 of each calendar year, except that the election for the first year may be made on or before January 31, 1996. The number of shares that may be purchased by each employee is limited to 100 shares per year of service. The shares are paid for by the participating employees through payroll deductions ratably over a five-year period and prepayment is not permitted. The employee vests in the shares over the same five-year period based on the amounts paid. Shares are transferred to the employee only at the end of the five-year period. Compensation cost is measured on August 1 of each year, which is the first date that both the purchase price and the number of shares are known. The amount of compensation measured on the measurement date is recorded as deferred compensation and charged to expense over the periods in which the employee performs the related services, which is the same as the vesting period.

     The Company also adopted a stock purchase plan for certain key management personnel, which is similar to the above plan, except that the aggregate number of shares available shall not exceed 250,000 and the employee is limited to 1,000 shares plus an additional 1,000 shares for each year of service. Vesting is the same as above except that any employee who is also an officer of the Company and who has achieved at least ten continuous years of employment shall have the option to prepay any balance due for shares purchased under the plan. At that time, the Company will immediately transfer said shares to the employee. The amount of compensation measured for this key management employee plan is on the same measurement date as set forth above for the employee plan. Deferred compensation is recorded and charged to expense over the five-year vesting period except for those officers eligible to prepay. For those officers, the expense is recognized immediately upon the measurement date.

     Employees and key management personnel elected to purchase 87,600 and 75,700 shares with an exercise price per share of $1.50 and $2.50 through the stock purchase plan in 1997 and 1996, respectively. The related deferred compensation recorded at June 30, 1997 and 1996 totaled $273,750 and $141,937, respectively.

     Amortization of the deferred compensation recognized in the income statement was $46,204, $107,923 and $53,230 for the periods ending June 30, 1998, 1997 and 1996, respectively. Forfeitures of shares in 1998 from employee terminations totaled 20,562 shares under the 1996 and 1995 purchase years. The fair value under FAS

     123 of each
     purchased share is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5 years for all years; dividend rate of 0% for all years; risk-free interest rates of 6.8% and 5.6% in 1997 and 1996, and price volatility of 53% in 1997 and 1996. The weighted average fair value per share granted would be $3.09 in 1997 and $2.91 in 1996.


10.  MAJOR CUSTOMERS

     Sales to individual customers of 10% or more of net sales and revenues are as follows:

                                                         Trade Accounts
                                                       Receivable Balance at
               Sales During the Year Ended June 30,          June 30,
Customer        1998         1997         1996            1998          1997

   A        $17,956,247   $12,532,761   $        --   $  453,866   $   421,759
   B         15,255,183            --            --       559,299           --
   C          8,666,195     6,460,989     8,553,353       635,603      425,999
   D                 --     8,653,840    11,356,458            --      594,879
   E                 --            --    13,917,311            --           --

            $41,877,625   $27,647,590   $33,827,122   $ 1,648,768  $ 1,442,637



11.  EARNINGS PER SHARE

     Basic earnings per share is computed by deducting from net earnings or adding to net losses the income not available to common stockholders and dividing the result by the weighted average number of shares outstanding during the period.

     Diluted earnings per share is computed by increasing the weighted average shares outstanding by the number of additional shares that would have been outstanding if all dilutive potential common shares had been issued, unless the effect is to reduce the loss or increase the income per common share outstanding.

                                               For the Year Ended 1998
                                         Loss        Shares      Per Share
                                     (numerator) (denominator)    Amount
     Basic EPS:
       (Loss) income available to
         common stockholders         $(3,592,930)   16,095,443    $ (.22)

     Diluted EPS:
       (Loss) income available to
         common stockholders plus
         assumed conversions         $(3,592,930)   16,095,433    $ (.22)


     Options outstanding at June 30, 1998 to purchase 1,795,918 shares of common stock with a range of exercise prices from $2.37 to $8.34, were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares. The options expire over a ten-year period.

                                                 For the Year Ended 1997
                                           Income       Shares      Per Share
                                         (numerator) (denominator)   Amount
     Basic EPS:
       Income available to
         common stockholders             $1,733,290   15,933,157      $ .11

     Effect of Dilutive Securities
       Stock options                                      90,323

     Diluted EPS:
       Income available to common
         stockholders plus assumed
         conversions                     $1,733,290   16,023,480      $ .11


     Options outstanding at June 30, 1997 to purchase 1,395,193 shares of common stock with a range of exercise prices from $5.63 to $8.34 were outstanding during fiscal 1997 but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.


                                                For the Year Ended 1996
                                            Income       Shares     Per Share
                                          (numerator) (denominator)   Amount
     Basic EPS:
       Income available to
         common stockholders              $11,821,077   15,736,310     $ .75

     Effect of Dilutive Securities
       Stock options                                       192,095

     Diluted EPS:
       Income available to common
         stockholders plus assumed
         conversions                      $11,821,077   15,928,405     $ .74


     Options outstanding at June 30, 1996 to purchase 1,779,821 shares of common stock with a range of exercise prices from $5.25 to $8.34 were outstanding during fiscal 1996 but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.


12.  ADDITIONAL INFORMATION FOR STATEMENTS OF CASH FLOWS

                                          1998        1997          1996
     Interest paid                    $1,656,796   $1,328,310    $2,249,297
     Income taxes paid                        --           --       645,000

     The Company had the following non-cash transactions:

                                          1998        1997          1996
     Purchase of plant and equipment
       in exchange for debt           $    5,000   $3,271,074    $   66,286
     Increase in accrued compensation
       costs at implementation of
       employee stock purchase plan           --      273,750       141,937
     Surrender of common stock in
       lieu of employee payroll
       tax obligations                        --      126,251       493,283
     Increase in additional paid-
       in-capital from tax benefit
       of exercise of stock options           --           --       116,000
     Decrease in deferred compensation
       from employee terminations         51,202       23,260            --
     Acceptance of receivable in
       exchange for sale of property,
       plant and equipment                28,275           --            --



13.  401(k) PLAN

     The Company adopted a 401(k) Plan on June 1, 1991. All employees who are over the age of 19 and have one year (1,000 hours) of service are eligible to participate. Employees may contribute from 1% to 12% of their pay. The Company matches 100% of the first 1% of employee salary deferrals and 50% of the next 5% of employee salary deferrals. The Company contributions to the Plan for the years ended June 30, 1998, 1997 and 1996 were $37,697, $27,822 and $27,100, respectively.


14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                       Year Ended June 30, 1998

                First        Second        Third       Fourth       Fiscal
                Quarter      Quarter      Quarter      Quarter       1998

Net sales
and revenues  $22,570,837  $21,660,983  $19,123,056  $21,508,906  $84,863,782

Gross profit    2,064,738    1,171,191      437,837   (3,544,804)     128,962

Net (loss)
earnings        1,370,881      405,408     (299,425)  (5,069,794)  (3,592,930)

Net (loss)
earnings per
common share:
  Basic       $      0.09  $      0.03  $     (0.02)  $    (0.32) $     (0.22)
  Assuming
   dilution          0.09         0.03        (0.02)       (0.32)       (0.22)


(The Independent Auditors' Report is on the top of page 20)

                          INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
High Plains Corporation


We have audited the accompanying balance sheets of High Plains Corporation as of June 30, 1998 and 1997, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Plains Corporation as of June 30, 1998 and 1997, and the results of their operations and cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.


ALLEN, GIBBS & HOULIK, L.C.

Wichita, Kansas


August 28, 1998
(Except for the last paragraph in Note 5, which is as of September 24, 1998)


(bold separation line)


Market For The Registrant's Common Equity
(located at the bottom of page 20)

The Company is traded on the NASDAQ National Market under the symbol HIPC.

The table below sets forth the range of high and low market prices for the Company's share during fiscal 1998 and fiscal 1997. These prices do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.


Fiscal           Price                  Fiscal           Price
1998         High      Low              1997         High      Low
1st Quarter 4.375     3.375             1st Quarter 4.938     3.000
2nd Quarter 3.875     2.500             2nd Quarter 6.375     4.750
3rd Quarter 3.375     2.438             3rd Quarte  5.750     3.500
4th Quarter 3.375     2.125             4th Quarter 4.375     3.125


CORPORATE INFORMATION (located inside back cover)

BOARD OF DIRECTORS

John F. Chivers (2)(5)
Chivers Realty

Raymond G. Friend (4)(5)

Arthur Greenberg (4)(5)

Ronald D. Offutt (1)(5)
CEO of RDO Equipment Company

H.T. Ritchie (1)(4)
Secretary of High Plains Corporation
President of Ritchie Corporation

Donald D. Schroeder (2)(3)
Treasurer of High Plains Corporation

Daniel O. Skolness (1)(3)
Chairman of the Board of Directors
of High Plains Corporation

Donald M. Wright (2)(3)

(1) Policy and Compensation Committee Member
(2) Nominating Committee Member
(3) Budget and Audit Committee Member
(4) Finance and Capital Expenditure Committee Member
(5) Merger and Acquisition Committee Member



OFFICERS

Gary R. Smith
President and Chief Executive Officer

Christopher G. Standlee
Vice President and Chief Operating Officer

Dianne S. Rice
Vice President and Chief Financial Officer

H.T. Ritchie / Secretary

Donald D. Schroeder / Treasurer

Corporate Headquarters
High Plains Corporation
O. W. Garvey Building
200 W. Douglas, Suite 820
Wichita, Kansas 67202
(316)269-4310, fax: 269-4008

Ethanol Facility - Colwich
412 N. First St.
P.O. Box 427
Colwich, Kansas 67030
(316)796-1234, fax: 796-1523

Ethanol Facility - York
Rural Route 2, Box 60
York, Nebraska 68467
(402)362-2285, fax: 362-7041

Ethanol Facility - Portales
1827 Industrial Drive
Portales, New Mexico 88130
(505)356-3555, fax: 359-1060

Annual Meeting
November 17, 1998
Wichita Airport Hilton
2098 Airport Rd.
Wichita, Kansas
10:00 a.m.

Certified Public Accountants
Allen, Gibbs & Houlik, L.C.
Wichita, Kansas

Registrar & Transfer Agent
American Stock Transfer
40 Wall Street, 46th Floor
New York, NY  10005 / (718)921-8206


Stock Information
High Plains Corporation stock is traded
on NASDAQ under the symbol HIPC
www.NASDAQ.com
www.highplainscorp.com

Information Contact
High Plains Corporation
Gary R. Smith
Christopher G. Standlee

Availability of 10-K
A copy of the Company's fiscal 1998
annual report on Form 10-K filed with
the Securities and Exchange Commission
will be made available to interested stock-holders without charge upon written request to the Chief Financial Officer at the above Corporate Headquarters.

Outside back cover:


HIGH PLAINS CORPORATION LOGO (COLORED)
(Centered on bottom quarter of the page)

Diversified Energy Specialist

O.W. Garvey Building * 200 W. Douglas  TEL 316.269.4310  *  FAX 316.269.4008
Suite 820  *  Wichita, Kansas  67202  http://www.highplainscorp.com